Eastman Chemical Company
P.O. Box 431
Kingsport, TN 37660
Phone: (423) 229-8321
mrstewar@eastman.com

September 9, 2022

VIA EDGAR Submission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Kevin Vaughn, Branch Chief, Office of Life Sciences
Tracie Mariner, Staff Accountant, Office of Life Sciences

Re:    Eastman Chemical Company
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 25, 2022
Form 10-Q for Fiscal Quarter Ended June 30, 2022
Filed August 1, 2022
File No. 001-12626

Dear Mr. Vaughn and Ms. Mariner:

On behalf of Eastman Chemical Company (“Eastman” or the “Company”), I submit our responses to the comment letter dated August 25, 2022, submitted to the Company from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission regarding the above-referenced filings (the “Form 10-K” and the “Form 10-Q”). For your convenience, each of the Company's responses to the Staff's comments is preceded by the text of the comment in your letter. All terms not defined in our responses have the meanings ascribed to those terms in the Form 10-Q.

Form 10-Q for the Fiscal Quarter Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Comment:

1.In light of your disclosure that the conflict between Russia and Ukraine has had a negative impact on your earnings before interest and taxes (EBIT), please address the following points in future filings, and provide us with proposed disclosure in your response:

United States Securities and Exchange Commission
September 9, 2022

•Disclose any material impact of import or export bans resulting from Russia's invasion of Ukraine on any products or commodities, including energy from Russia, used in your business or sold by you. Disclose the current and anticipated impact on your business, taking into account the availability of materials, cost of materials, costs and risks associated with transportation in your business, and the impact on margins and on your customers.

•Disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from, Russia's invasion of Ukraine. Trends or uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and modification of contracts with customers.

Response to Comment:

The Company advises the Staff that, for the year ended December 31, 2021, the Company derived approximately 1 percent of its revenue and gross profit from Russia and Ukraine, combined, which is immaterial to the Company's consolidated financial statements and its operations.

As a result of the Russia/Ukraine conflict, customers suspended operations in Ukraine and Eastman discontinued supply of products to Russia (including Crimea), Belarus, and the Donetsk and Luhansk regions of Ukraine. As discussed in response to Comment 3 below, this resulted in lower sales volume in the Fibers segment in the first and second quarter 2022, which was the driver of lower sales volume in the Fibers segment for the reported periods; however, Fibers segment sales revenue derived from Russia and Ukraine for the twelve months ended December 31, 2021, was less than 0.5 percent of the Company's consolidated sales revenue, which is immaterial to the Company's consolidated financial statements and its operations.

Finally, the import or export bans resulting from the Russia/Ukraine conflict have not had a material impact on any products or commodities, including energy from Russia, used in the Company's business or sold by Eastman.

Based on the foregoing, and due to the limited exposure to Russia, Belarus, and Ukraine, there has not been, nor does management expect there to be, any material impacts to the consolidated financial results of the Company as a result of the Russia/Ukraine conflict. The Company will continue to monitor the situation and undertakes to update its disclosures with respect to material impacts to the Company's consolidated financial statements and its operations resulting from the Russia/Ukraine conflict.

United States Securities and Exchange Commission
September 9, 2022

The Company advises the Staff that, at this time, the Company is not aware of any known trends or uncertainties that have had or are reasonably likely to have a material impact on its cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the Russia/Ukraine conflict. If energy prices continue to rise and remain elevated for a prolonged period, or energy is rationed, there could be material impacts to the Company's consolidated financial statements and its operations. The Company continues to monitor the situation and undertakes to update its disclosures with respect to material trends or uncertainties as they develop.

In addition, the Company plans to revise its Management’s Discussion and Analysis (“MD&A”) disclosure on a prospective basis beginning with its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 (the “Q3 2022 Form 10-Q”), substantially as follows (with added text in italics):

There are also a number of macroeconomic uncertainties, including continued high global inflation, the impact of the Russia/Ukraine conflict on global growth, COVID-related lockdowns in China, and continued global supply chain constraints. Although the above mentioned macroeconomic uncertainties have not materially impacted the consolidated financial results or the Company's operations, there is uncertainty around the global impact from these two macroeconomic uncertainties that could impact future financial results.

The Company has taken steps to address the impact of the COVID-related lockdowns in China, including decentralizing warehouses for distribution of performance films products, obtaining permits to maintain operations at its China facilities impacted by lockdowns and using alternative transportation methods to deliver its products.

Comment:

2.In light of the significance of your activity in China, as well as your disclosure on page 53 about the uncertainty caused by lockdowns in China, please revise your future filings to disclose the extent to which your business segments, products, projects, or operations are materially impacted by the pandemic-related lockdowns in China and the impact of consumer demand declines therein. In addition, discuss any steps you are taking to mitigate adverse impacts to your business. Provide us with your proposed disclosure.

Response to Comment:

The Company advises the Staff that the lockdowns in China have not had a material impact on the Company's business segments, products, projects, or operations. The Company derived 12 percent of its revenue from China during both six month periods ended June 30, 2022 and June 30, 2021.

Excluding divestitures that occurred in 2021 and 2022, sales volume in China did not materially decline in first half 2022 compared to first half 2021.

United States Securities and Exchange Commission
September 9, 2022

The Company was able to mitigate material financial impacts of pandemic-related lockdowns in China by taking actions such as decentralizing warehouses for distribution of performance films products and obtaining permits to maintain operations at its facilities in China impacted by lockdowns. Additionally, the Company chose to use alternative transportation methods to deliver its products.

The Company plans to revise its disclosure on a prospective basis beginning with its Q3 2022 Form 10-Q substantially as set forth under Comment 1 above.

Summary by Operating Segment
Fibers Segment, page 48

Comment:

3.We note your disclosure stating that your EBIT for the Fibers segment decreased in the first six months 2022 compared to the first six months 2021 due to $33 million of lower sales volume and higher manufacturing costs, primarily as a result of the steam line incident and the Russia/Ukraine conflict, partially offset by higher selling prices offsetting higher raw material and energy costs, and higher distribution costs by $13 million. Please address the following in your future filings, and provide us with your proposed disclosure:

•Expand your disclosure to separately quantify the decrease in EBIT caused by the steam line incident and the Russia/Ukraine conflict, and disclose the specific manner in which the Russia/Ukraine conflict has reduced demand for your products and increased the manufacturing costs in this segment.

•You also disclose that for the second quarter 2022 compared to second quarter 2021, “Higher selling prices more than offset higher raw material and energy costs and higher distribution costs. This was offset by lower sales volume and higher manufacturing costs primarily as a result of the steam line incident and the Russia/Ukraine conflict.” However, elsewhere on page 39 you disclose that all areas of the Kingsport facility were operational by March 31, 2022. Revise your disclosure to more clearly quantify the impact of the steam line incident during the second quarter 2022 as well as the impact from the Russia/Ukraine conflict on second quarter EBIT.

Response to Comment:

The Company advises the Staff that the Fibers segment sales revenue derived from Russia and Ukraine for the twelve months ended December 31, 2021, was less than 0.5 percent of the Company's consolidated sales revenue. However, the loss of this sales revenue was the main driver of lower sales volume for the reported periods in the Fibers segment. EBIT in second quarter 2022 compared to second quarter 2021 was lower by $4 million as a result of lower sales volume, primarily due to the impact from the Russia/Ukraine conflict as described in response to Comment 1 above.

United States Securities and Exchange Commission
September 9, 2022

In addition, although the Kingsport facility was operational as of March 31, 2022, there were assets in the Fibers segment that were not running at normal capacity in first and second quarter 2022 due to the duration of restart processes at the facility, which resulted in higher costs that were recorded as cost of goods sold, which is part of the higher manufacturing costs referenced in the Company's original disclosure. Fibers segment EBIT in second quarter 2022 compared to second quarter 2021 was lower due to higher manufacturing costs of approximately $10 million as a result of the costs incurred from the steam line incident.

Below is the quantification of the impacts of the steam line incident and the Russia/Ukraine conflict on the second quarter 2022 EBIT compared to second quarter 2021 EBIT (added text in italics):

Higher selling prices more than offset higher raw material and energy costs and higher distribution costs by $17 million. This was offset by lower sales volume of $4 million, primarily as a result of the Russia/Ukraine conflict, and higher manufacturing costs of $13 million, of which approximately $10 million was from the steam line incident.

The Company advises the Staff that in future filings the Company will separately quantify the impacts from the Russia/Ukraine conflict and the steam line incident in its MD&A to the extent they are necessary to describe any material changes for periods presented.

Risk Factors
Risks Related to Global Economy and Industry Conditions, page 54

Comment:

4.We note your risk factor disclosure indicating that inflation could adversely impact both the cost and availability of raw material and energy commodities as well as the sales your products. In future filings, please update this risk factor to disclose the extent to which recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing, the specific raw materials and energy commodities impacted, and how your business has been affected. Identify and discuss your specific approaches to mitigating the impact of inflation, disclosing the degree to which those approaches have been successful in mitigating its impact to date as well as your expectations for the future. Provide us with your proposed disclosure.

Response to Comment:

The Company advises the Staff that in future filings, the Company will: (i) include additional disclosure regarding the extent to which inflationary pressures have materially impacted the Company's operations; (ii) provide additional details on the inflationary impacts on costs and availability of raw material and energy commodities, as well as sales of its products; and (iii) provide additional disclosure regarding the Company's initiatives to mitigate inflation, as well as the impact of those efforts.

United States Securities and Exchange Commission
September 9, 2022

In response to the foregoing comment, the Company plans to revise, on a prospective basis beginning with its Q3 2022 Form 10-Q, the risk factor included under Comment 5 below.

Comment:

5.We note your risk factor disclosure indicating that supply chain and transportation disruptions, related to the pandemic and otherwise, and the breakdown or degradation of transportation and supply chain infrastructure used for delivery of strategic raw material and energy commodities and for transportation of your products could adversely impact both the cost and availability of these commodities and sales of your products. In future filings, please update the risk factor to more clearly disclose the extent to which recent supply chain disruptions have materially impacted your operations. In this regard, explain how supply chain disruptions have impacted your business and results of operations, including how the disruption has come about, the specific raw materials that were impacted, and the anticipated duration and cost of the disruption. Provide us with your proposed disclosure.

Response to Comment:

The Company advises the Staff that in future filings, the Company will include additional disclosure regarding: (i) the extent to which recent supply chain disruptions have materially impacted its operations and results of operations; (ii) the nature of the disruption; (iii) material impacts to specific raw materials; and (iv) the anticipated duration, if possible, and cost of material disruptions.

In response to the foregoing comment, the Company plans to revise the following risk factor on a prospective basis beginning with Q3 2022 Form 10-Q, to read substantially as follows (with added text in italics).

Volatility in costs for strategic raw material and energy commodities or disruption in the supply and transportation of these commodities and in transportation of Company products could adversely impact the Company's financial results.

Eastman is reliant on certain strategic raw material and energy commodities for its operations and utilizes certain risk management tools to mitigate market fluctuations in raw material and energy costs. The cost and availability of these raw materials and energy commodities can be adversely impacted by factors such as the global COVID-19 pandemic, business and economic conditions, natural disasters, plant interruptions, supply chain and transportation disruptions (related to the global COVID-19 pandemic and otherwise), changes in laws or regulations, levels of unemployment and inflation, higher interest rates, war or other outbreak of hostilities or terrorism (such as the ongoing Russia/Ukraine conflict), and breakdown or degradation of transportation and supply chain infrastructure.

United States Securities and Exchange Commission
September 9, 2022

Recent inflationary pressures affecting the general economy, energy markets, and certain raw materials have increased our operating costs. For example, inflationary pressures year-to-date have resulted in increased costs for energy and feedstocks such as natural gas, paraxylene, vinyl acetate monomer, polyvinyl alcohol, and others. While inflation in these and other inputs has increased operating costs, the Company has undertaken efforts to offset many of these costs through pricing actions, including contract terms and some surcharges, contracts leveraged to multiple market indices, alternative supply arrangements, and hedging strategies, however, these risk mitigation measures do not eliminate all exposure to market fluctuations.

In addition to these inflationary pressures, the Company has experienced certain supply chain challenges impacting its ability to secure certain raw materials and timely distribute products to customers. For example, the global supply chain disruptions have impacted the availability of certain raw materials such as ammonia, methanol, and toluene. To mitigate the effects of these and other supply chain disruptions, the Company has implemented multifaceted sourcing, warehousing and delivery strategies to focus on building resilient and redundant supply positions, and minimizing disruptions to customers by using alternate shipping methods to expedite delivery times. The Company's global geographic footprint has also helped minimize exposure to localized risks.

Prolonged periods of heightened inflation or continued or worsening supply chain disruptions could have a material, adverse impact on the Company's financial performance and results of operations.

United States Securities and Exchange Commission
September 9, 2022

* * * *

If you have additional questions or comments, please contact me at the above telephone number or e-mail address, or Mark Austin, the Company's Senior Corporate Securities Attorney, at 904-763-8004 (telephone) or markdaustin@eastman.com (e-mail).

Sincerely, /s/ Michelle R. Stewart
Michelle R. Stewart
VP, Corporate Controller & Chief Accounting Officer

cc:    William T. McLain Jr., Chief Financial Officer, Eastman Chemical Company
Kellye Walker, Chief Legal Officer, Eastman Chemical Company
Mark Austin, Senior Corporate Securities Attorney, Eastman Chemical Company